*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Tocagen Inc. in connection

with its Registration Statement on Form S-1

filed March 9, 2017

Karen E. Deschaine	VIA EDGAR AND FEDEX
T: +1 858 550-6088 kdeschaine@cooley.com

March 28, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Suzanne Hayes
Mary Mast
Johnny Gharib

Re:	Tocagen Inc.

Registration Statement on Form S-1

Filed March 9, 2017

File No. 333-216574

Dear Ms. Hayes:

On behalf of our client, Tocagen Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letters dated November 16, 2015 (the “November 2015 Comment Letter”) and March 23, 2017 (the “March 2017 Comment Letter”), relating to the Company’s confidential draft registration statement on Form S-1 submitted to the Commission on October 23, 2015, which was subsequently amended on June 28, 2016 and February 9, 2017 and filed with the Commission on March 9, 2017 (as amended, the “Registration Statement”). In this letter, we are responding (i) only to comment number 5 in the November 2015 Comment Letter and (ii) to the March 2017 Comment Letter, the text of each of which we have incorporated into this response letter for convenience.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least

[…***…] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL,  SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

March 28, 2017 Page 2 of 7	CONFIDENTIAL

ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned rather than rely upon the U.S. mail for such notice. The address and telephone number for Karen E. Deschaine, the responsible representative, is c/o Cooley LLP, 4401 Eastgate Mall, San Diego, California 92121-1909, telephone number (858) 550-6088.

Staff Comments and Company Responses

November 2015 Comment Letter

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 62

5.    We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response:

First, we respectfully request that the Staff review the disclosure regarding stock based compensation in the Registration Statement on pages 67 – 71, which includes details regarding the Company’s historical practices and valuation approaches that apply to the grant of stock-based awards.

Historically, the fair value of the common stock underlying the Company’s stock-based awards has been determined on each grant date by the Company’s board of directors (the “Board”), with input from management. All options to purchase shares of the Company’s common stock were intended to be granted with an exercise price per share no less than the fair value per share of the Company’s common stock underlying those options on the date of grant, determined in good faith and based on the information known to the Board on the date of grant. In the absence of a public trading market for the Company’s common stock, on each grant date, the Board considered various objective and subjective factors described in detail in the Registration Statement, along with input from management, to determine the fair value of the Company’s common stock.

In addition to the above factors, as part of its assessment of the fair value of the Company’s common stock for purposes of making stock option grants, the Board also considered appraisals of the fair value of the Company’s common stock from independent third-party valuation specialists using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants’ Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation (the “Practice Aid”).

[…***…] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL,  SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

March 28, 2017 Page 3 of 7	CONFIDENTIAL

The following is a summary of recent valuations:

August 31, 2016 Valuation

In accordance with the Practice Aid, the August 31, 2016 valuation used a hybrid method of an option pricing method (“OPM”) and the probability-weighted expected return method (“PWERM”) to allocate enterprise value. The enterprise value for the OPM arm of the analysis (the Stay Private Scenario) was determined using a market method, in which the Company’s fair value of equity on a marketable basis was determined by choosing pharmaceutical/gene therapy companies in various stages of clinical development in the oncology space and extrapolating the market value of invested capital (“MVIC”) based upon publicly available information. From this, a preliminary equity value was selected by the average cash-free MVIC indications of the guideline companies. After adding back the Company’s cash balance, net of interest-bearing debt, an equity value on a marketable basis was determined. A per share value from the OPM was determined using an assumption of a liquidity period of 1.2 years and a discount for lack of marketability (“DLOM”) of 23%. The enterprise value for the PWERM arm of the analysis (the IPO Scenario) was determined using a market method, in which the Company’s fair value of equity on a marketable basis was determined by choosing a group of comparable companies that recently conducted an initial public offering (“IPO”). An analysis was performed for two potential IPO scenarios: (1) a near-term IPO scenario and (2) a longer-term IPO scenario. In each case, the comparable companies’ cash-free, pre-IPO valuations were used as a proxy for the Company’s MVIC. A preliminary MVIC was selected using the mean cash-free, pre-IPO valuations of the comparable companies. After adjusting for the Company’s cash balance and interest-bearing debt as of the liquidity event, the equity value on a marketable basis was determined. A per share value from the PWERM is determined using an assumption of a liquidity period of 0.3 years and a DLOM of 9% for the near-term IPO scenario, and a liquidity period of 0.5 years and a DLOM of 11% for the longer-term IPO scenario. The hybrid model weighted the PWERM arm at 21% and 49% for the near-term IPO and longer-term IPO scenarios, respectively, and the OPM arm at 30%. The resulting fair value of the Company’s common stock was $2.40 per share.

November 30, 2016 Valuation

In accordance with the Practice Aid, the November 30, 2016 valuation used a hybrid method of an OPM and PWERM to allocate enterprise value. The enterprise value for the OPM arm of the analysis (the Stay Private Scenario) was determined using a market method, in which the Company’s fair value of equity on a marketable basis was determined by choosing pharmaceutical/gene therapy companies in various stages of clinical development in the oncology space and extrapolating the MVIC based upon publicly available information. From this, a preliminary equity value was selected by the average cash-free MVIC indications of the guideline companies. After adding back the Company’s cash balance, net of interest-bearing debt, an equity value on a marketable basis was determined. A per share value from the OPM was

[...***...] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL,  SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

March 28, 2017 Page 4 of 7	CONFIDENTIAL

determined using an assumption of a liquidity period of 0.9 years and a DLOM of 23%. The enterprise value for the PWERM arm of the analysis (the IPO Scenario) was determined using a market method, in which the Company’s fair value of equity on a marketable basis was determined by choosing a group of comparable companies that recently conducted an IPO. Those comparable companies’ cash-free, pre-IPO valuations were used as a proxy for the Company’s MVIC. A preliminary MVIC was selected using the mean cash-free, pre-IPO valuations of the comparable companies. After adjusting for the Company’s cash balance and interest-bearing debt as of the liquidity event, the equity value on a marketable basis was determined. A per share value from the PWERM is determined using an assumption of a liquidity period of 0.4 years and a DLOM of 10%. The hybrid model weighted the PWERM arm at 85% and the OPM arm at 15%. The resulting fair value of the Company’s common stock was $2.19 per share.

November 2016 Grants

On November 16, 2016, the Board granted options to purchase 3,195,112 shares of common stock. At the grant date, the Board granted the awards with an exercise price of $2.40 per share. The exercise price was based on the valuation analysis as of August 31, 2016 and the other objective and subjective factors described in the Registration Statement. Subsequent to the issuance of the awards, the Company reassessed the common stock fair value related to the options granted in November 2016 in light of the November 30, 2016 valuation. The Company’s reassessed fair value was based on a straight-line method between the August 31, 2016 valuation and the November 30, 2016 valuation which resulted in a grant date estimated fair value of $2.22 per share.

The vesting of one-third of the options granted on November 16, 2016 is performance-based. At the time of grant (and as of December 31, 2016), the performance conditions of the awards were not known and as a result the awards were not deemed granted for financial accounting purposes until the Board specified the performance conditions in February 2017. The Company will determine the grant date fair value for the 1,065,037 performance-based options in the first quarter of 2017. Once it has been determined, the Company will use the midpoint of the bona fide initial offering price range as the grant date fair value of the performance-based options and expects to include related stock-based compensation charges, if any, in the first quarter of 2017 and over the related vesting period of the options.

March 2017 Grants

On March 6, 2017, the Board granted options to purchase 717,154 shares of common stock. At the grant date, the Board determined that the fair value of the Company’s common stock was $2.19 per share in connection with the grant of stock options based on the valuation analysis as of November 30, 2016 and the other objective and subjective factors described in the Registration Statement. Importantly, the Board determined that, as of March 6, 2017, no significant business or market developments had occurred since the valuation date of November 30, 2016.

However, the Company also advises the Staff that once the bona fide initial offering price range has been determined, the Company anticipates retrospectively reassessing, solely

[…***…] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL,  SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

March 28, 2017 Page 5 of 7	CONFIDENTIAL

for financial accounting purposes, the common stock fair value related to the options granted in March 2017. The Company advises the Staff that the fair value for financial accounting purposes of the options granted in March 2017 will be the midpoint of the bona fide initial offering price range and that it expects to include related stock-based compensation charges, if any, in the first quarter of 2017 and over the related vesting period of the options.

Preliminary IPO Price Range

In March 2017, the Company had meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Act”). In connection with such meetings, the Company received feedback from potential investors which caused the underwriters and the Board to increase its expectations regarding the anticipated probability of a near-term IPO but tempered expectations with respect to the value of the Company.

The Company respectfully advises the Staff that on March 27, 2017, representatives of the joint book-running managers of its IPO advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary estimated IPO price range to be included on the cover of the Company’s preliminary prospectus of $[…***…] to $[…***…] per share, before the implementation of any reverse stock split effected prior to the IPO (the “Preliminary IPO Price Range”).

The Company advises the Staff that it will set forth a bona fide initial offering price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus, which price range will be narrower than but within the Preliminary IPO Price Range (it is anticipated to be a $2.00 range after the implementation of a yet-to-be-determined reverse stock split). The parameters of that narrower price range will be subject to then-current market conditions, continuing discussions with the underwriters, and any further business, market or other developments impacting the Company.

The Company respectfully submits to the Staff that the Preliminary IPO Price Range is, at all points within the range, less than the recent valuations of the Company’s common stock used for granting stock-based awards.

[…***…] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL,  SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

March 28, 2017 Page 6 of 7	CONFIDENTIAL

March 2017 Comment Letter

Management

Executive Officers, page 133

1.    Please revise Mr. Foletta’s background to describe his business experience during the past five years. Please see Item 401(e) of Regulation S-K for guidance.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will be revising Mr. Foletta’s background to include his business experience from August 2016 to October 2016 in an amendment to the Registration Statement expected to be filed with the Commission in the near future (the “Registration Statement Amendment”). Below is the updated version of Mr. Foletta’s biography that will be included in the Registration Statement Amendment:

“Mark Foletta has served as our Executive Vice President and Chief Financial Officer since February 2017. Prior to joining us, Mr. Foletta served as the Interim Chief Financial Officer of Biocept, Inc., a publicly-held diagnostics company, from August 2015 to July 2016, as an employee of Biocept, Inc. assisting with the Chief Financial Officer transition in August 2016 and as a consultant to Biocept, Inc. on a part-time basis from September 2016 to October 2016. Mr. Foletta served as Senior Vice President, Finance and Chief Financial Officer of Amylin Pharmaceuticals, Inc., or Amylin, a publicly-held biopharmaceutical company, from March 2006 until October 2012 and as Vice President, Finance and Chief Financial Officer of Amylin from March 2000 until March 2006. Mr. Foletta serves as a member of the board of directors, chairman of the audit committee and member of the nominating and governance committee of Regulus Therapeutics, Inc., a publicly-held biopharmaceutical company, as lead director of the board of

[…***…] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL,  SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

March 28, 2017 Page 7 of 7	CONFIDENTIAL

directors and chairman of the audit committee of DexCom, Inc., a publicly-held medical device company and as a member of the board of directors and chairman of the audit committee of AMN Healthcare Services, Inc., a publicly-held healthcare workforce and staffing company, and Viacyte, Inc., a privately-held biotechnology company. Mr. Foletta previously served as a member of the board of directors of Ambit Biosciences Corporation and Anadys Pharmaceuticals, Inc., each a publicly-held biopharmaceutical company. Mr. Foletta received a B.A. from the University of California, Santa Barbara. He is a Certified Public Accountant (inactive) and a member of the Corporate Directors Forum.”

Further, the Company respectfully advises the Staff (i) that Mr. Foletta did not have a principal occupation and was not employed from November 2012 to July 2015 nor from November 2016 to January 2017 and (ii) of its view that Item 401(e) of Regulation S-K only requires disclosure of a director’s principal occupation and employment during the last five years, and does not require negative disclosure of the lack of a principal occupation or employment during that period. In addition, the Company advises the Staff that, in an effort to give a full picture of Mr. Foletta’s professional and business experience, the Company has included employment history back to March 2000, which is further back in history than what is required by Item 401.

Destruction of this Unredacted Letter Pursuant to Rule 418 Under the Act

We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

**********

The Company respectfully requests the Staff’s assistance in completing its review of the supplemental information contained herein as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. And please contact me at (858) 550-6088 if you have any questions regarding the Registration Statement or the foregoing information.

Sincerely,

COOLEY LLP

/s/ Karen E. Deschaine

Karen E. Deschaine, Esq.

cc:	Martin J. Duvall, Tocagen Inc.
Cheston J. Larson, Latham & Watkins LLP

[...***...] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL,  SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM